 1-A/A LIVE 0001230524 XXXXXXXX 024-11291 true Cyber Apps World, Inc. NV 2002 0001230524 5961 90-0314205 0 0 9436 W. Lake Mead Blvd. Ste. 5-53 Las Vegas NV 89134-8340 702-425-4289 Mohammed Irfan Rafimiya Kazi Other 115.00 0.00 0.00 0.00 1377700.00 126474.00 0.00 443509.00 -934191.00 1377700.00 0.00 233024.00 0.00 -233024.00 -0.00 -0.00 Equity 170912128 23248E301 none Preferred Stock 0 000000000 none Debt Securities 0 000000000 none true true Tier2 Audited Equity (common or preferred stock) N N Y Y N N 75000000 170912128 1.0100 1.01 0.00 0.00 0.00 1.01 Jack Shama CPA MA 500.00 Fuller Law Practice 500.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 Cyber Apps World, Inc. convertible promissory notes 248500 0 248500 cash Rule 506 of Regulation D (accredited investors)